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                 June 8, 2023

       Marc Seelenfreund
       Chief Executive Officer
       Siyata Mobile Inc.
       1751 Richardson Street, Suite #2207
       Montreal , Quebec Canada H3K-1G6

                                                        Re: Siyata Mobile Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed June 8, 2023
                                                            File No. 333-272512

       Dear Marc Seelenfreund:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Mariam Mansaray, Staff Attorney, at (202) 551-6356 or Jeff Kauten, Staff
       Attorney, at (202) 551-3447 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Ross Carmel, Esq.